Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 12, 2024

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund IV (the “Trust”)
File Nos. 333-174332; 811-22559

Dear Ms. Rowland:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on November 20, 2023 (the “Registration Statement”). The Registration Statement relates to the FT Vest Dow Jones Internet Target Income ETF (the “Fund”), a series of the Trust. Please note that the Fund intends to change its name to FT Vest Dow Jones Internet & Target Income ETF. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – General

Please supplementally provide a completed fee table and expense examples for the Fund.

Response to Comment 2

A completed fee table and expense examples have been attached hereto as Exhibit A.

Comment 3 – General

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

“Internet Companies” are companies that generate at least 50% of sales or revenue from the “Internet Commerce” sector (i.e., online retail, search, financial services, investment products, social media, advertising, travel platforms, and internet radio)…

Please clarify in the disclosure whether the use of “online” in the parenthetical modifies each of the examples in the list.

Response to Comment 3

Pursuant to the Staff’s comment, referenced disclosure has been revised as follows:

“Internet Companies” are companies that generate at least 50% of sales or revenue from the Internet, and belong to either the “Internet Commerce” sector (i.e., online retail, search, financial services, investment products, social media, advertising, and travel platforms, and internet radio)…(emphasis added)

Comment 4 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund’s strategy may involve frequently buying and selling portfolio securities.

The Fund seeks to generate income from premiums on written options. Please explain in the disclosure why the Fund must sell securities in order to deliver this target level on income.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The Fund’s strategy may involve frequently buying and selling portfolio securities. There may be times when the Fund needs to sell securities when it would not otherwise do so in order to modify its portfolio to achieve its investment objective or generate proceeds to settle an option position. (emphasis added)

For additional disclosure regarding why the Fund might sell securities in order to deliver a target level of income, the Registrant refers the Staff to “Distribution Tax Risk” set forth in the sections entitled “Principal Risks” and “Risks of Investing in the Fund – Principal Risks.”

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

As of _____, 2023, the Fund expects to have significant investments in information technology companies and communication services companies, although this may change from time to time.

If accurate, please revise this disclosure to state that the Fund is concentrated in the information technology sector. If the Fund is also concentrated in communication services companies, please disclose which industry such companies are in.

Please also add relevant risk disclosures regarding the risk of concentrating investments in such industries.

Response to Comment 5

Pursuant to the Staff’s comment, the following disclosure has been added to the sixth paragraph of the section entitled “Principal Investment Strategies”:

The Fund will be concentrated (i.e., invest more than 25% of Fund assets) in an industry or a group of industries to the extent that the Index is so concentrated.

The Registrant confirms that it will add relevant risk disclosures regarding the risk of concentrating investments in certain industries, if necessary.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

Over time, the Fund may have significant investments in a jurisdiction, investment sector or industry that it may not have had as of _____, 2023.

Please explain why the use of “jurisdiction” is relevant in this disclosure given the Fund’s holdings of U.S. companies or revise accordingly.

Response to Comment 6

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make changes to the disclosure. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

To the extent the Fund invests a significant portion of its assets in a given jurisdiction or investment sector, the Fund may be exposed to the risks associated with that jurisdiction, investment sector or industry.

Please consider adding “or industry” after “sector” in the disclosure.

Response to Comment 7

Pursuant to the Staff’s comment, referenced disclosure has been revised as follows:

To the extent the Fund invests a significant portion of its assets in a given jurisdiction, ~~or~~ investment sector or industry or group of industries, the Fund may be exposed to the risks associated with that jurisdiction, investment sector or industry or group of industries. (emphasis added)

Comment 8 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 8

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 9 – Principal Risks

The Staff notes the following disclosure in “Distribution Tax Risk” set forth in the section entitled “Principal Risks”:

The Fund currently expects to make distributions on a regular basis.

Please revise “regular basis” to “monthly basis.”

Response to Comment 9

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The Fund currently expects to make distributions on a ~~regular~~ monthly basis. (emphasis added)

Comment 10 – Principal Risks

The Staff notes “Smaller Companies Risk” set forth in the section entitled “Principal Risks.” Please confirm whether this risk is a principal risk given the Fund’s investment portfolio.

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been moved to the section entitled “Risks of Investing in the Fund – Non-Principal Risks.”

Comment 11 – Performance

Please disclose the broad-based securities market index that the Fund intends to use.

Response to Comment 11

The Fund’s broad-based securities market index will be the S&P 500 Index.

Comment 12 – Additional Information on the Fund’s Investment Objectives and Strategies

Please provide information about whether the Fund may engage in active or frequent trading of portfolio securities and, if it will, please explain the tax consequences to shareholders.

Response to Comment 12

The Fund does not expect to engage in active or frequent trading of the equity securities in its portfolio.

Comment 13 – Additional Information on the Fund’s Investment Objectives and Strategies

Please add to the discussion regarding the index methodology how securities are weighted in the Index when the Index is rebalanced and reconstituted. Please also disclose here the name of the Index Provider.

Response to Comment 13

Pursuant to the Staff’s comment, the following disclosure has been added to the sections entitled “Principal Investment Strategies” and “Additional Information on the Fund’s Investment Objectives and Strategies”:

The Index is developed, maintained and sponsored by S&P Dow Jones Indices.

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to add to the discussion regarding the index methodology how securities are weighted in the Index when the Index is rebalanced and reconstituted. Because the Fund is selecting securities included in the Index, not tracking the Index, the weightings of the securities in the Index will not have any impact on how the Sub-Advisor decides to weight the securities in the Fund’s portfolio. Therefore, the Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 14 – Fund Investments

The Staff notes “Options Contracts” set forth in the section entitled “Fund Investments.” Please supplementally inform the Staff whether the Fund will use an absolute or relative VaR test. If relative, please confirm the identity of the index.

Response to Comment 14

The Registrant confirms to the Staff that the Fund will utilize a relative VaR test and that the comparative index will be the Fund’s portfolio less derivatives.

Comment 15 – Risks of Investing in the Fund

The Staff notes “Significant Exposure Risk” set forth in the section entitled “Risks of Investing in the Fund – Principal Risks.” If the Fund is concentrated, please revise this risk to disclose such concentration.

Response to Comment 15

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make changes to the disclosure. The Registrant and the Advisor believe that the disclosures relating to the Fund’s concentration, as currently presented, are appropriate for investor comprehension and respectfully call the Staff’s attention to the Fund’s concentration policy set forth in the section entitled “Principal Investment Strategies” and “Index Concentration Risk” disclosures set forth in the sections entitled “Principal Risks” and “Risks of Investing in the Fund – Principal Risks.”

Comment 16 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 16

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 17 – Statement of Additional Information

Regarding the disclosure on fiduciary duties, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the FT Cboe Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 17

The Registrant notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s request, the below disclosure has been added to each Fund’s SAI. The Registrant believes that adding this disclosure to the SAI and not the Prospectus, as requested by the Staff, is appropriate for investor comprehension.

The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts… These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

Comment 18 – Statement of Additional Information

Please confirm that the Fund has the consent of counsel for the new series of the Trust.

Response to Comment 18

The Registrant confirms that the consent of counsel will be filed prior to effectiveness.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.75%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$240